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                           Item 77(D) and Item 77Q1(b)

                Policies With Respect to Securities Investments

        THE FOLLOWING CHANGES WERE MADE TO THE REGISTRANT'S PROSPECTUS DATED
            AUGUST 1, 2006 EFFECTIVE AS OF FEBRUARY 26, 2007:

The following replaces "Hedged Convertible Market Neutral Strategy" in the "Risk/Return Summary" section on page 2 of the Prospectus:

Convertible Arbitrage Strategy seeks to take advantage of the pricing inefficiencies of the embedded option in a convertible bond. Convertible Arbitrage involves purchasing a portfolio of convertible securities, generally convertible bonds, and hedging a portion of the equity risk by selling short the underlying common stock. Certain managers may also seek to hedge interest rate exposure under some circumstances. Some managers may also employ leverage. Certain strategies may maintain a sector and market neutral portfolio. The average grade of bond in a portfolio is typically below investment grade with individual ratings ranging from AA to CCC. However, as the default risk of the company is hedged by shorting the underlying common stock, the risk is considerably better than the rating of the unhedged bond indicates.

The following is added to the section entitled, "Principal Investment Risks" prior to the last paragraph on page 4 of the Prospectus:

Convertible Securities. The Fund may purchase debt or equity securities which are convertible into common stock. While fixed-income securities generally have a priority claim on a corporation's assets over that of common stock, some of the convertible securities which the Fund may hold are high-yield/high-risk securities that are subject to special risks, including the risk of default in interest or principal payments which could result in a loss of income to the Fund or a decline in the market value of the securities. Convertible securities often display a degree of market price volatility that is comparable to common stocks. The credit risk associated with convertible securities generally is reflected by their ratings by organizations such as Moody's or S&P or a similar determination of creditworthiness by the Fund's sub-adviser. The Fund has no pre-established minimum quality standards for convertible securities and may invest in convertible securities of any quality, including lower rated or unrated securities.

Effective January 19, 2007, the following is added to the end of the section entitled, "Principal Investment Risks" on page 12 of the Prospectus:

Convertible Security Risks While fixed-income securities generally have a priority claim on a corporation's assets over that of common stock, some of the convertible securities which the Fund may hold are high-yield/high-risk securities that are subject to special risks, including the risk of default in interest or principal payments which could result in a loss of income to the Fund or a decline in the market value of the securities. Convertible securities often display a degree of market price volatility that is comparable to common stocks. The credit risk associated with convertible securities generally is reflected by their ratings by organizations such as Moody's or S&P or a similar determination of creditworthiness by the Fund's sub-adviser.

Short Selling Risks Short selling is accomplished by borrowing a security and then selling it. If the Fund buys back the security at a price lower than the price at which it sold the security plus accrued interest, the Fund will profit on the difference. If the current market price is greater when the time comes to buy back the security plus accrued interest, the Fund will incur a loss on the transaction. The Fund's use of short sales may involve additional transactions costs and other expenses. As a result, the cost of maintaining a short position may exceed the return on the position, which may cause the Fund to lose money. Under certain market conditions, short sales can increase the volatility, and decrease the liquidity of certain securities or positions and may lower the Fund's return or result in a loss.